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Exhibit (a)(5)(B)

FOR IMMEDIATE RELEASE

Laureate Completes Merger with Private Investor Group

Company Ceases Trading on NASDAQ

        Baltimore, Md., August 17, 2007—Laureate Education, Inc., the world's leading international provider of higher education, announced today the completion of its merger with L Curve Sub Inc., completing its acquisition by a private investor group led by Douglas L. Becker, Laureate's Chairman and Chief Executive Officer. The group includes Kohlberg Kravis Roberts & Co., Citi Private Equity, S.A.C. Capital Management, LLC, SPG Partners, Bregal Investments, Caisse de dépôt et placement du Québec, Sterling Capital, Makena Capital, Torreal S.A., Brenthurst Funds, Vulcan Capital, and others.

        Laureate Education, Inc. announced on June 4, 2007 its execution of an amended and restated merger agreement with the investor group which called for Laureate shareholders to receive $62.00 in cash, without interest, for each share of Laureate common stock held. The total transaction is valued at approximately $3.82 billion.

        Laureate common stock will cease trading on NASDAQ at market close on August 17, 2007, and will no longer be listed.

        Shareholders of Laureate who are the holders of record of Laureate stock certificates will receive instructions and a letter of transmittal by mail from American Stock Transfer & Trust Company, the disbursing agent, concerning how and where to forward their certificates for payment. For shares held in "street name" by a broker, bank or other nominee shareholders will not need to take any action to have shares converted into cash, as this will be done by the broker, bank or other nominee. Questions about the deposit of merger proceeds should be directed to the appropriate broker, bank or other nominee.

About Laureate Education, Inc.

        Laureate Education, Inc. is focused on providing a superior university experience to over 262,000 students through the leading global network of accredited campus-based and online universities. Addressing the rapidly growing global demand for higher education, Laureate offers a broad range of career-oriented undergraduate and graduate programs through campus-based universities located in Latin America, Europe, and Asia. Through online universities, Laureate offers the growing population of non-traditional, working-adult students the convenience and flexibility of distance learning to pursue undergraduate, master's and doctorate degree programs in major career fields including engineering, education, business, and healthcare. For more information, please visit our website, www.laureate-inc.com.

Laureate Education Contacts:
Rosemarie Mecca
Chief Financial Officer
(410) 843-8070

Jill Cantor Nord
Assistant General Counsel
(410) 843-6296

 Investor Group Contacts:
Ruth Pachman/Molly Morse
Kekst and Company
(212) 521-4891/(212) 521-4826
 ruth-pachman@kekst.com/molly-morse@kekst.com

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Laureate Completes Merger with Private Investor Group
Company Ceases Trading on NASDAQ